THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

November 11, 2009

Mr. H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Monar International, Inc.
Form S-1 Registration Statement
File No. 333-161566

Dear Mr. Owings:

In response to your letter of comments dated November 10, 2009, please be advised as follows:

Risk Factors

1.	“Economically correct” has been revised.

Use of Proceeds

2.	Under the $100,000 category, working capital has been reduced from $12,500 to $2,500.

Business

Source of Products

3.	The disclosure has been revised as requested.

Future Sales by Existing Shareholders

4.	The revision you requested has been made.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Monar International, Inc.